Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements. All amounts included herein with respect to the six months ended June 30, 2025 and 2024 are derived from our unaudited interim condensed consolidated financial statements in this filing. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in China by our PRC subsidiary, Wuxi Mingteng Mould, incorporated in the PRC. We are an automotive mold developer and supplier in China. Wuxi Mingteng Mould was established in December 2015, focusing on molds used in auto parts. We are committed to providing customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service.

We provide a wide variety of products. Our main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts.

We also produce molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobiles, construction machinery and other manufacturing industries.

Our production plant is located in Wuxi, China. We use technologically advanced procedures and equipment to produce molds. We use a mold manufacturing processing center, which allocates different machines to manufacture according to the size of the mold and the shape of the accessories. Our mold development and production process are supported by our research and development (“R&D”) team (including experts such as foundry technologists and mold designers), using advanced Computer Aided Design (“CAD”), Computer Aided Manufacturing (“CAM”) and software technologies to analyze feasibility and validity of mold designs and specifications. Our quality and capability have obtained the 2019 Jiangsu High-tech Enterprise Certification and ISO9001:2015 certification.

In order to improve our technical level and service quality, we are committed to developing and producing molds through technological innovation. We believe that the design and quality of our molds are extremely important to the accuracy and efficiency of our customers’ manufacturing processes. Our existing technical team consists of 31people, all with professional knowledge in casting, machining, and automation. They analyze customers’ casting and processing technology, propose solutions and improvement suggestions to customers to enhance the efficiency and safety of their products. In addition, we believe our research and patents in the field of automotive casting molds have earned us recognition from our customers, and we have registered 21 authorized utility model and invention patents in China.

We are a supplier to a number of Chinese listed companies and have established long-term business relationships with leading major customers in the automobile parts manufacturing industry, most of whom have more than 5 years of business relationship with us. Our customers include Kehua Holding Co., Ltd. (ticker: 603161), Wuxi Lihu Booster Technology Co., Ltd. (ticker: 300580), and Wuxi Best Precision Machinery Co., Ltd. (ticker: 300694). Our close relationships with these major customers demonstrate our strengths in technical capabilities, service reputation and product quality.

Our revenue mainly comes from customized mold production, mold repair and machining services. The revenue derived from customized mold production accounted for 69.1% and 71.3% of our total revenue for the six months ended June 30, 2025 and 2024, respectively. The revenue derived from mold repair accounted for 9.3% and 11.1% of our total revenue for the six months ended June 30, 2025 and 2024, respectively. The revenue derived from machining services accounted for 21.6% and 17.6% of our total revenue for the six months ended June 30, 2025 and 2024, respectively.

Our organization

The following chart shows our current corporate structure:

Mingteng International was incorporated under the laws of the Cayman Islands on September 20, 2021, as an exempt company with limited liability.

Mingteng International owns a 100% equity interest in Mingteng HK, an entity incorporated on November 4, 2021, in accordance with the laws and regulations in Hong Kong. Mingteng HK is a holding company and is not actively engaged in any business.

Ningteng WFOE was incorporated on September 6, 2022, under the laws of the PRC. Ningteng WOFE is a wholly owned subsidiary of Mingteng HK and is not actively engaged in any business.

Wuxi Mingteng Mould is a limited liability company incorporated on December 15, 2015, under the laws of the PRC. Wuxi Mingteng Mould is a wholly owned subsidiary of Ningteng WFOE and is our operating entity. Wuxi Mingteng Mould is primarily engaged in providing clients with comprehensive and personalized mold services and solutions in the PRC, including mold design and development; mold production, repair, testing and adjustment.

Factors Affecting Our Results of Operations

Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services

Our raw materials consist primarily of steel plates and casting. The cost of raw materials represents a significant portion of our total cost of revenues.

Raw material costs represent 23.5% and 30.03% of our total cost of revenues for the six months ended June 30, 2025 and 2024, respectively.

We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, and changes in the supply and demand for such relevant raw materials. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline, and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This in turn could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

For the six months ended June 30, 2025 and 2024, ten major customers accounted for approximately 80.32% and 77.8% of our total sales, respectively. Any decrease in sales to these major customers may negatively impact on our operations and cash flows if we fail to increase its sales to other customers.

As of June 30, 2025 and December 31, 2024, ten major customers accounted for approximately 60.3% and 83.5% of our accounts receivable balance, respectively.

If we cannot maintain long-term relationships with our major customers or replace major customers from period to period with equivalent customers, the loss may negatively impact our business, financial condition, and results of operations. If our customer base decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our business is related to the development of upstream and downstream industries.

Mold production is closely related to the development of upstream and downstream industries. With the gradual saturation of the Chinese automotive market, the production of molds related to auto parts may be affected.

Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2025 and 2024

The following table summarizes our results of unaudited operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(UNAUDITED)

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenues	$5,261,469	100.0%	$4,646,389	100.0%	$615,080	13.2%
Cost of revenues	(3,793,049)	(72.1)%	(2,994,601)	(64.5)%	(798,448)	26.7%
Gross profit	1,468,420	27.9%	1,651,788	35.5%	(183,368)	11.1%

Operating expenses:
Selling expenses	53,764	1.0%	125,535	2.7%	(71,771)	(57.2)%
General and administrative expenses	1,003,686	19.1%	1,512,909	32.6%	(509,223)	(33.7)%
Research and development expenses	409,623	7.8%	288,182	6.2%	121,441	42.1%
Total operating expenses	1,467,073	27.9%	1,926,626	41.5%	(459,553)	(23.9)%

(Loss)income from operations	1,347	0.0%	(274,838)	(5.9)%	276,185	(100.5)%

Other income (expenses):
Government subsidies	64,728	1.2%	-	-%	64,728	0%
Interest income	688	0.0%	579	0.0%	109	18.8%
Interest expense	(22,518)	(0.4)%	(15,749)	(0.3)%	(6,769)	43.0%
Other-than-temporary impairment	(1,356,618)	(25.8)%	-	-	(1,356,618)	0%
Other income, net	16,812	0.3%	16,618	0.4%	194	1.2%
Total other income(expenses), net	(1,296,908)	(24.6)%	1,448	(0.0)%	(1,298,356)	(89,665.5)%

Loss before income taxes	(1,295,561)	(24.6)%	(273,390)	(5.9)%	(1,022,171)	373.9%

(Provision for) /benefit from income taxes	(61,212)	(1.2)%	7,548	0.2%	(68,760)	(911.0)%

Net loss	$(1,356,773)	(25.8)%	$(265,842)	$(5.7)%	$(1,090,931)	410.4%

Revenue

Currently, we have three revenue streams: mold production, mold repair and machining services.

Total revenue for the six months ended June 30, 2025 increased by $615,080, or 13.2%, to $5,261,469 from $4,646,389 for the same period in 2024. After consideration of the impact of rising exchange rates, total revenue increased by 14.5% or $4.8 million in RMB base currency.

The following table sets forth the breakdown of our unaudited revenue for the six months ended June 30, 2025 and 2024, respectively:

(UNAUDITED)

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Mold production	$3,634,475	69.1%	$3,312,007	71.3%	$322,468	9.7%
Mold repair	491,454	9.3%	518,300	11.1%	(26,846)	(5.2)%
Machining services	1,135,540	21.6%	816,082	17.6%	319,458	39.1%
Total	$5,261,469	100.0%	$4,646,389	100.0%	$615,080	13.2%

Revenues from mold production. Revenues from mold production accounted for 69.1% and 71.3% of our total revenues for the six months ended June 30, 2025 and 2024, respectively. Revenue from mold production increased by $322,468, or 9.7% from $3,312,007 for the six months ended June 30, 2024 to $3,634,475 for the same period in 2025.  This indicates that Wuxi Mingteng Mold maintains long-term relationships with major customers and continues to open up the mold market in the fiscal year 2025.

Revenues from mold repair. Revenues from mold repair accounted for 9.3% and 11.1% of our total revenues for the six months ended June 30, 2025 and 2024, respectively. Revenues from mold repair only decreased by $26,846, or 5.2% from $518,300 for the six months ended June 30, 2024 to $491,454 for the same period in 2025. The decrease in sales revenue for the six months ended June 30, 2025 is attributable to an economic downturn in the market, compelling us to maintain its business by reducing prices.

Revenues from machining services. Revenues from machining services accounted for 21.6% and 17.6% of our total revenues for the six months ended June 30, 2025 and 2024, respectively. Revenues from machining services have significantly increased by $319,458, or 39.1% from $816,082. For the six months ended June 30, 2024, the Company commenced a new machining business operation, which requires the supply of raw materials. The complexity of this operation contributed to an increase in revenue.

Cost of Revenues

The following table sets forth the breakdown of our unaudited cost of revenue for the six months ended June 30, 2025 and 2024, respectively:

(UNAUDITED)

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Mold production	$2,704,880	71.3%	$2,191,494	73.2%	$513,386	23.4%
Mold repair	215,256	5.7%	207,768	6.9%	7,488	3.6%
Machining services	872,913	23.0%	595,339	19.9%	277,574	46.6%
Total	$3,793,049	100.0%	$2,994,601	100.0%	$798,448	26.7%

The cost of revenues increased by $798,448, or 26.7%, to $3,793,049 for the six months ended June 30, 2025, from $2,994,601 for the same period in 2024, which was mainly due to the increase in outside processing services, labor cost and manufacturing costs.

The total revenue has increased by 13.2%, but the total cost of revenue has increased by 26.7%, the reasons for the cost increase much more than revenue are as follows:

Firstly, the increase in material costs. Due to the change in the sales model for machining services for the six months ended June 30, 2025, we now provide the processing materials, which has resulted in an additional material cost of $163,642 compared for the same period in 2024.

Secondly, the headcount of production workers increased from 124 to 136 for the six months ended June 30, 2025, with the average monthly wage also rising by $124 per person. Labor costs have increased overall $112,089 compared for the same period in 2024.

Lastly, the customized nature of the products led to more complex manufacturing techniques, which extended the processing time and consequently increased direct processing costs by $493,423 for the six months ended June 30, 2025.

Gross Profit

Total gross profit was $1,468,420 for the six months ended June 30, 2025, a decrease of $183,368 from $1,651,788 for the same period in 2024. Gross profit margin declined by 7.6%, to 27.9% or the six months ended June 30, 2025, from 35.5% for the same period in 2024.

Our gross profit and gross profit margin by product types were as follows:

(UNAUDITED)

	For the Six Months Ended June 30,
	2025		2024		Variance
	Gross profit	Margin %	Gross profit	Margin %	Amount	%

Mold production	$929,595	25.6%	$1,120,513	33.8%	$(190,918)	(17.0)%
Mold repair	276,198	56.2%	310,532	59.9%	(34,334)	(11.1)%
Machining services	262,627	23.1%	220,743	27.0%	41,884	19.0%
Total	$1,468,420	27.9%	$1,651,788	35.5%	$(183,368)	(11.1)%

Gross profit for mold production decreased by $190,918 to $929,595 for the six months ended June 30, 2025, as compared to $1,120,513 for the same period in 2024. The manufacturing costs, labor costs and the depreciation expense collocated to cost of sales all increased due to expanded production scale, which resulted in increase in total cost of sales. Costs increased at a greater rate than the increase in revenue for the six months ended June 30, 2025 compared with the same period in 2024, which led to the decrease in gross profit and gross profit margin. Mold production is the main source of revenue of us, due to an increase in order volume in the first half of 2025 compared to the first half of 2024, the total cost of sales increased by 23.4%. Due to a significant purchase of fixed assets in 2024, depreciation expenses rose substantially. On the other hand, the hiring of 11 new production workers in the first half of 2025 led to an increase in overall costs. However, faced with intensified competition in the mold production industry, the Company chose not to raise its product prices to maintain its competitive advantage. Consequently, this decision resulted in a decline in gross profit.

Gross profit for mold repair decreased by $34,334 to $276,198 for the six months ended June 30, 2025, as compared to $310,532 for the same period in 2024. The gross profit margin decreased by 11.1% for the six months ended June 30, 2025 to 56.2% from 59.9% for the same period in 2024, similar to the mold production, the mold repair is also sensitive to market fluctuations. We have maintained competitive pricing to preserve market share, however, rising fixed costs from have contributed to a contraction in gross margin.

Gross profit for machining services increased by $41,884 to $262,627 for the six months ended June 30, 2025, as compared to $220,743 for the same period in 2024, which was attributable to the change in the sales model and the growth in revenue for the six months ended June 30, 2025, However, the adoption of this new business model entails greater operational costs. The inferior gross margin profile of the new business compared to the legacy operations has led to a dilution of the overall gross profit.

Operating Expenses

(UNAUDITED)

	For the Six Months Ended June 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%

Selling expenses	$53,764	3.7%	$125,535	6.5%	$(71,771)	(57.2)%
General and administrative expenses	1,003,686	68.4%	1,512,909	78.5%	(509,223)	(33.7)%
Research and development expenses	409,623	27.9%	288,182	15.0%	121,441	42.1%
Total operating expenses	$1,467,073	100.0%	$1,926,626	100.0%	$(459,553)	(23.9)%

Selling Expenses

Selling expenses were $53,764 for the six months ended June 30, 2025, a decrease of $71,771, or 57.2%, from $125,535 for the same period in 2024. This decrease was primarily due to lower promotion and publicity expenses.

General and Administrative Expenses

Our general and administrative expenses were $1,003,686 for the six months ended June 30, 2025, a decrease of $509,223 or 33.7%, from $1,512,909 for the same period in 2024. The decrease was mainly due to the decrease of consulting and professional fee for the six months ended June 30, 2025 by $631,872 compared with the same period in 2024, We paid large amount of consulting and professional fees for the Initial Public Offering(“IPO”) in April 2024, while such decrease was partially offset by the increase in the staff costs by $91,911 due to the increased number of employees.

Research and Development Expenses

Research and development expenses increased by $121,441, or 42.1%, to $409,623 for the six months ended June 30, 2025, from $288,182 for the same period in 2024. This increase is mainly attributable to, a) increase in labor expenses by $118,914 for the six months ended 2025 due to the increased number of employees involved in R&D work and the increase in average salary; b) increase in the depreciation expense increased by $1,365 for the six months ended June 30, 2025 compared with the same period in 2024.

Other income

Government subsidies

We received various government subsidies from time to time, such as the “The High-Tech Enterprise Cultivation Award”, and we cannot predict the likelihood or amount of any future subsidies.

For the six months ended June 30, 2025, government subsidies were $64,728. For the same period in 2024, no government subsidies was received.

Interest income

For the six months ended June 30, 2025, interest income was $688, increased by $109 as compared with the same period in 2024. This is mainly due to the increase in average bank deposits during the six months ended June 30, 2025 compared to the same period in 2024.

Interest expense

For the six months ended June 30, 2025, interest expense was $22,518. For the same period in 2024, interest expense was $15,749, and the increase of $6,769 was mainly due to the increase in average bank loans for the six months ended June 30, 2025 compared with the same period in 2024.

Other-than-temporary impairment

For the six months ended June 30, 2025, we recorded an other-than-temporary impairment of $1,356,618, compared to nil for the same period in 2024. This impairment was due to the fact that the original agreed investment and operation plan was no longer executed by the executives of Planty Holding Limited (“Planty”), which indicated a severe and sustained adverse impact on Planty’s expected profitability, and management therefore determined that the fair value of the investment in Planty should be written down to zero.

Other income, net

For the six months ended June 30, 2025 and 2024, other income, net was $16,812. For the same period in 2024, other income, net was $16,618, an increase of $194 or 1.2%.

Benefit from/Provision for Income Taxes

Our provision for income taxes was $61,212 for the six months ended June 30, 2025, for the same period in 2024, there was a tax benefit of $7,548, the increase of $68,760 was mainly due to the increase in pre-tax profits of Wuxi Mingteng Mould.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on a case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate through December 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15% was extended to November 2025.

Net Loss

As a result of the foregoing, our net loss for the six months ended June 30, 2025 was $1,356,773, and for the same period in 2024, the net loss was $265,842.

Liquidity and Capital Resources

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of $1,755,205 and $2,080,715, respectively.

Our main sources of operating funds are from net income and external borrowings, and we are confident they are sufficient to sustain our operations after the offering.

Working Capital

Total working capital as of June 30, 2025 amounted to $3,573,505 compared to $3,375,929 as of December 31, 2024. The current assets increase mainly due to the increase in accounts receivable and other receivables-bank acceptance notes total of $500,022, inventories of $301,789, and was partially offset by the decreases in cash and cash equivalents of $325,510. Current liabilities amounted to $5,446,345 as of June 30, 2025 as compared to $5,266,013 as of December 31, 2024. This increase in liabilities was attributable mainly to the increases in other payables and other current liabilities of $440,356, and was partially offset by the decreases in advances from customers of $213,143.

Capital Needs

To date, we have financed our operations primarily through cash flows from operations, short-term loans from bank and proceeds from public offerings. With the increasing market competition in the mold production industry, our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables and to be cautious on operational decisions and project selection. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables and other receivables.

Cash Flows Analysis

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

The following table sets forth a summary of our unaudited cash flows for the periods indicated:

(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	(227,053)	$(663,198)
Net cash used in investing activities	(295,389)	(3,159,280)
Net cash provided by financing activities	190,000	4,154,100
Effect of foreign exchange rate on cash and cash equivalents	6,932	(6,452)
Net (decrease) increase in cash and cash equivalents	(325,510)	325,170
Cash and cash equivalents at the beginning of the period	2,080,715	1,056,236
Cash and cash equivalents at the end of the period	$1,755,205	$1,381,406

Operating Activities

Net cash used in operating activities amounted to $227,053 for the six months ended June 30, 2025. It was primarily due to a) a net loss of $1,356,773, adjusted by depreciation of $282,373, b) amortization of intangible assets and right-of-use assets of $17,867, c) deferred income tax of $6,493, d) provision for credit losses of $3,907, e) impairment loss on long-term investment of $1,356,618, f) provision for contract costs impairment of $13,165. g) increase in other receivables-bank acceptance notes of 726,008, h) decrease in account receivable of $245,175, i) decrease in advances to suppliers of $47,880, j) increase in inventories of $295,816 due to the expansion of order volume, k) increase in accounts payable of $102,825, l) decrease in advance from customers of $214,530, m) increase in payroll payable of $192,941 due to the social security and public housing funding, and the salary for independent directors, n) increase in other payable of $49,182 due to the unpaid fees, etc.

Net cash used in operating activities amounted to $663,198 for the six months ended June 30, 2024. It was primarily due to a) a net loss of $265,842, adjusted by depreciation of $250,604, b) loss on disposal of property and equipment of $7,087, c) deferred income tax of $20,846, and d) recovery of bad debt provision by $8,463, e) increase in account receivable of $248,980 and other receivables-bank acceptance notes of 448,281 due to the increased sales scale, f) decrease in advances to suppliers of $122,765, g) increase in inventories of $122,625 due to the expansion of order volume, h) increase in accounts payable of $229,881 due to the increased purchase volume, i) decrease in advance from customers of $110,497, j) decrease in taxes payable of $115,684 due to the payments of last year’s income tax and additional taxes, and the decreased taxable profit for the six months ended June 30, 2024, k) increase in payroll payable of $39,160 due to the social security and public housing funding, and the salary for independent directors.

Investing Activities

Net cash used in investing activities amounted to $295,389 for the six months ended June 30, 2025. It was primarily due to purchase of property and equipment.

Net cash used in investing activities amounted to $3,159,280 for the six months ended June 30, 2024. It was primarily due to purchase of property and equipment amount of $625,053, and the deposit made for potential equity-method investment amount of $2,478,000 in the first half of 2024, and the prepayment for non-current assets of $56,227.

Financing Activities

Net cash provided by financing activities was $190,000 for the six months ended June 30, 2025. During the first half of 2025, we received proceeds from third party loans of $190,000.

Net cash provided by financing activities was $4,154,100 for the six months ended June 30, 2024. During the first half of 2024, we received proceeds from short-term loans of $1,407,441 and repaid short-term loans of $281,488. Net proceeds from IPO amount to $3,293,096 for the six months ended June 30, 2024, and the deferred offering costs paid by cash amount to $264,949.

Loan Facilities

On February 21, 2024, Wuxi Mingteng Mould entered into an unsecured short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025. Such loan agreement was renewed in February 2025 with an annual interest rate of 3.30% and maturity date as of February 17, 2026.

Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of June 30, 2025, we have no outstanding litigation.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses if the revenues from our products do not increase with such increased costs. The global economy, including the U.S. economy, has experienced rising inflation in recent months. We source key materials from third parties located in China. Although China has not experienced significant inflation and thus inflation has not had a material impact on our results of operations, we cannot provide any assurances that we will not be affected in the future by higher rates of inflation in mainland China. Sustained or rising inflation may result in increased costs to us in obtaining supplies of key materials to produce our products. If we explore the international market in the future, inflation may affect us by increasing our cost of labor and freight costs for our exported products. As a result, our results of operations may be adversely impacted.

Our plan to mitigate inflationary pressures are as follows: 1) control the growth of external costs by locking in prices and buying in bulk; 2) consider user experience and profitability, strengthen communication with customers, and adjust our pricing strategy to meet cost increases; and 3) strengthen internal management and technology research, to improve production efficiency and reducing the waste of production resources.

Supply Chain Analysis

For the six months ended June 30, 2025, two suppliers accounted for approximately 13.3% and 10.3% of the total purchases. For the six months ended June 30, 2024, four suppliers accounted for approximately 13.9%, 13.6%, 13.5% and 11.0% of the total purchases.

The raw materials used in production are mainly universal, such as steel and castings, which are highly replaceable and have a wide range of procurement sources. Therefore, we do not have a major dependence on suppliers, and the loss of some suppliers will not have a significant impact on our production.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the allowance for inventory obsolescence, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities. Actual results could differ from those estimates.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. We follow ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of our financial instruments including cash and cash equivalents, accounts receivable, bank acceptance notes, other receivables, short-term loans, accounts payable, other payables, and amounts due to related parties approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Our non-financial assets, such as property and equipment and intangible assets would be measured at fair value only if they were determined to be impaired. When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of the equity investment without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value.

Revenue recognition

We account for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with FASB ASC 606, Revenue from Contracts with Customers, we recognized revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which we expected to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of FASB ASC 606,we are required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfied its performance obligations.

Our main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pumps and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using our remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of FASB ASC 606, we recognize revenue when the performance obligation in a contract is satisfied by transferring control of promised goods or services to the customer.

Mold Production:

We sign contracts with customers and provide products according to the sales contract or sales list. The clients check the quantity and quality of products received and then issue confirmation as proof of payment. Certain clients may also test the finished products as part of the confirmation process. Revenue is recognized when we receive the confirmation of product acceptance.

We provide design and production services according to the sales contract or lists. We then transport and install the finished products when clients give their order.

The design services are inseparable from project sales. A mold production contract may include two or more machine components, but all components are customized according to customer requirements. These components need to be combined under the guidance of design plans to produce qualified products to meet the needs of clients. Therefore, these services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations, and no revenue is associated with these services under FASB ASC 606 until the point in time when the project is complete and client confirmation is received.

We provide maintenance services and according to the contracts the clients do not have the option to purchase these services separately. The promised warranty does not provide the clients with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The maintenance services and the warranty are not considered separate performance obligations, and no revenue is associated with these services under FASB ASC 606. Historically, we have not experienced material costs for quality assurance and, therefore, do not believe an accrual for these costs is necessary.

Mold Repair：

We sign contracts with customers and provide repair services according to the contract or list and charge a certain fee. Revenue is recognized only after the repair service has passed the customer’s inspection.

Machining Services：

We sign contracts with customers and provide machining services and charge a certain fee. We identified the fulfillment of its obligation when transferring the product and issuing the VAT invoice to customers at which time revenue is recognized.

Cost of revenues

Cost of revenues consists of the cost of raw material, direct labor and manufacturing costs. During the production process, the production department records the material consumption quantity and production hours of each order. Raw material cost is allocated according to the consumption of the material. Direct labor and manufacturing costs are allocated according to the production hours.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended June 30, 2025 and 2024. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

We applied a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognized the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of June 30, 2025 and December 31, 2024, we did not have any significant unrecognized uncertain tax positions.

Foreign currency translation

The functional currency of our operations in the PRC is RMB. The consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of our revenue transactions are transacted in its functional currency. We do not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of us.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	June 30,	December 31,	Six months ended June 30,
	2025	2024	2025	2024
Foreign currency
RMB:1USD	7.1586	7.1884	7.1839	7.1051

Source: The State Administration of Foreign Exchange (http://www.safe.gov.cn/safe/rmbhlzjj/index.html)

Recent accounting pronouncements

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. We adopted this standard for its financial statements for the six months ended June 30, 2025 and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on our unaudited consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

 In November 2024.the FASB issued ASU 2024-03. Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosure (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15.2026, and interim periods within fiscal years begin after December 15.2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. We are currently evaluating the provisions of this ASU.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of operations and comprehensive income (loss) and cash flows.